Filed by Cooper Tire & Rubber Company

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Tire & Rubber Company

Commission File No.: 001-04329

FAQ: March 19, 2021

Hiring and Promotions

1.	Q: In this period prior to close, will Cooper continue hiring to backfill or fill open positions? Will promotions still happen?

A: Cooper will continue hiring to fill positions as necessary. It is important you discuss any hiring decisions with your HR representative. Promotions will also be considered as appropriate; again, consult with your HR representative.

Possible Job Eliminations

2.	Q: When you talk about overlapping or redundant jobs, wouldn’t all corporate jobs be in that category?

A: We do not agree that all jobs at corporate would be overlapping/redundant. We have two different businesses that currently are running independently and are different in the way they operate. Goodyear has said that they like the way our two product and brand portfolios fit together. Globally, our businesses go-to-market differently. Adding the two companies together makes a stronger business as a whole and people will be needed to make that happen. There will be some overlapping functions and decisions will be made to make the combined entity successful and sustainable moving forward.

Severance

3.	Q: Will severance be available for those who leave voluntarily prior to close?

A: If employees voluntarily leave Cooper prior to close severance is not available.

Cooper wants employees to stay with the company. There is uncertainty, but we believe there will be opportunities for Cooper people at the end of this process, and we hope everyone will stay to see if and what type of opportunity is available. The severance package is in place so that if we get to close, and there is not an opportunity for you within the combined company or if your employment is terminated within one year of closing, you have assurances.

Selling Stock

4.	Q: Can I sell stock now at the current price or is it locked at what Goodyear has said they will give?

A: If you are not subject to our stock trading blackout policy, you are free to trade stock at current market price at any time as long as you do not have material, non-public information. Consult Jay McCracken in Legal at jjmccracken@coopertire.com with questions.

Certainty and Timing of Closing

5.	Q: How certain is Cooper that this deal will close, and can you be more specific about timing of closure beyond second half of 2021.

A: We are highly confident this deal will close, however there are no guarantees and that’s one of the reasons we must continue to operate our business as usual. There are a number of regulatory approvals, as well as shareholder approval, and we must secure these prior to the closing. We are confident we will obtain them, however the timing of this process is not something we can predict any more definitively than what has already been shared. We will provide updates as appropriate.

Resources for Goodyear Comments

6.	Q: We’ve heard that Goodyear and other outside entities have said some positive things about Cooper since the announcement. Where can I find that information?

A: Goodyear CFO Darren Wells and VP Finance and Treasurer Christina Zamarro appeared at the recent Wolfe Research Autos Conference, an investor event. They addressed the Goodyear-Cooper combination. You may access video from this conference here: https://register.gotowebinar.com/register/1786556174968242959.

On Feb. 26, the Akron Chamber of Commerce hosted: “A Conversation with Rich Kramer: Leadership, Innovation and What’s Next for Goodyear.” In this event, Mr. Kramer commented on the acquisition. You can find it here: https://youtu.be/NsXRMDLXCLg.

On March 3, Tire Business held a panel discussion about the acquisition. Two industry experts: James Picariello, an analyst for KeyBanc and Richard Clarke, Tire Consultants Group joined Tire Business representatives. The panel discussed their opinions on what the proposed acquisition might mean for the industry, the benefits and challenges of the merger, and what kinds of changes dealers and consumers can expect. Here is the link: https://www.tirebusiness.com/tb-live-goodyear-cooper-0

Since the announcement, we have been posting external news and commentary regarding the proposed transaction on Cooper GO. Remember to check Cooper GO often for the latest.

Future Town Halls

7.	Q: Will we hear more from Goodyear and its leaders in future town halls?

A: Of course, Goodyear CEO Rich Kramer addressed Cooper global employees through a video within our first town hall (Feb. 22) following the announcement. Plans are underway for Mr. Kramer to appear live at a future Cooper global town hall. Watch for more information and invitations to come soon.

Goodyear Financing

8.	Q: How is Goodyear funding this proposed acquisition? Are they taking on substantial debt and if so, what will this mean for the combined business?

A: Goodyear plans to finance the cash portion of the transaction using some of its existing cash on hand and new borrowings. They have a fully committed loan facility to cover the needed funds. The deal actually modestly improves Goodyear’s balance sheet position. Beyond this, Goodyear is targeting a lower net debt position within two years of the deal closing, and believes that Cooper will help with this process given the strong financial position we will bring as well as the synergies/savings expected to be realized from the combination.

Facilities Beyond Plants

9.

Q: Goodyear seems to be planning to retain our manufacturing plants, but what has been said about our other facilities such as the Findlay offices, Melksham headquarters, Mickey Thompson, Test Track, Tall Timbers, our Tech Centers, etc.?

A: As a reminder, Goodyear has said that the savings/synergies that were mentioned in the announcement do not include manufacturing. Beyond manufacturing sites and jobs, it’s premature to speculate on the future of sites prior to closing. There is a lot of work to be done in the integration planning process, and this work will help determine the future of facilities. Such decisions won’t be fully known for some time, and any changes will not be made until some point after the closing. Until then, all operates as usual.

Business Strategy and Execution

10.	Q: Are we still pursuing Cooper’s strategic plan and executing the priority projects? When will we see 2021 strategy information?

A: Yes, until the transaction closes, our two companies must operate separately and compete as we always have. Therefore, we will continue to pursue our strategy as we have been doing prior to the agreement, and we will seek to expand our business as we planned. We will continue to invest in the business as appropriate and we believe the investments we make now will be valued by the combined company as well. Moving forward with our business is important and many of you are anxious to continue your work and to make a positive impact. You are seeking focus for your efforts and want to know you are spending your time wisely and on things that truly matter. Goodyear has said they do not plan to disrupt the work going on at Cooper that has helped us achieve our success and both of our companies must move ahead and compete with each other until the deal closes. This way, both companies will come into the future at their best and ready to take advantage of what the combined company has to offer and achieve.

Cooper plans to share our 2021 global strategic imperatives and related priorities and projects with all employees soon. Look for future communications.

Working in Akron

11.

Q: Will Goodyear require retained employees to work in Akron? If Goodyear requires that all corporate employees who are to be retained will need to work in Akron, will we have to work in their offices or will remote work be allowed?

A: First, nothing has been communicated about where and how employees employed by the future combined company (post-close) will work. We just started working together on the integration planning process and many decisions have yet to be made. We have had some discussions with Goodyear about Cooper’s exploration of the workplace of the future, and while it’s too early to communicate any specific direction, this will be something we will continue to discuss and will share more as we integrate the businesses after close.

Culture

12.	Q: What are the cultural similarities and differences between Cooper and Goodyear?

A: While Goodyear is significantly larger than Cooper, both have compatible cultures, shared values and both are committed to integrity, quality, agility and teamwork, as well as to being active and responsible members of their local communities. Goodyear highly values our brands, products and production capabilities, which they see as a direct result of the talent and commitment of our people. A lot of people at Goodyear have similar backgrounds to those at Cooper; they came to Goodyear to build long-standing careers.

CEO and Board of Directors

13.	Q: After close, will there be two CEOs and two Boards of Directors for the combined company?

A: No. After the transaction closes, Rich Kramer will continue to serve as Chairman, CEO and President, and Goodyear’s current Board of Directors will continue to represent its shareholders.

Cooper Summer and Fall 2021 Internships

14.	Q: Will Cooper have 2021 summer and fall internship/co-op programs?

A: Cooper will continue its 2021 summer internship and co-op program. The fall program has been put on hold for the time being.

Community Giving

15.	Q: In light of the proposed acquisition, will Cooper continue its community giving?

A: Yes, as we continue to operate as separate companies, Cooper remains committed to our communities. In fact, just recently, in response to the winter storm that swept across the Southern U.S., the Cooper Foundation made donations to ensure those most in need had access to food, shelter, and utility assistance. Additionally, Cooper recently affirmed its sponsorship of the Julie Cole Charity Golf Classic in Findlay.

Please note: For awareness, the merger agreement between Goodyear and Cooper is publicly available at https://d18rn0p25nwr6d.cloudfront.net/CIK-0000024491/4e7ec7c9-3844-411d-b18b-b6959a874e84.html. It provides details on what has been agreed to between the two companies, and you may read it if you want to learn more.

Please note: For more information about Goodyear, we recommend that you visit Goodyear.com and click on Corporate.

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Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and Goodyear. In connection with the proposed transaction, Goodyear will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Goodyear. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Goodyear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Goodyear securities, are not soliciting an offer to buy Goodyear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.

GOODYEAR AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Goodyear (when they become available) may be obtained free of charge on Goodyear’s website at www.goodyear.com or by directing a written request to Computershare Investor Services, P.O. Box #43078, Providence, RI 02940-3081. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.coopertire.com or by directing a written request to Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840, c/o Jacob Drerup (investorrelations@coopertire.com).

Participants in the Solicitation

Each of the Company, Goodyear and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on March 26, 2020. Additional information regarding Goodyear’s executive officers and directors is included in Goodyear’s definitive proxy statement, which was filed with the SEC on March 6, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,”

“intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: the ability to complete the proposed merger of the Company and Goodyear on anticipated terms and timetable; the effect of restructuring or reorganization of business components; uncertainty and weaknesses in global economic conditions, including the impact of the ongoing coronavirus (COVID-19) pandemic, or similar public health crises, on the Company’s and Goodyear’s financial condition, operations, distribution channels, customers and suppliers, as well as potentially exacerbating other factors discussed herein; continued volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources, which may impact the price-adjustment calculations under sales contracts; the ability to cost-effectively achieve planned production rates or levels; the ability to successfully identify and consummate any strategic investments or development projects; the outcome of any contractual disputes with customers, joint venture partners or any other litigation or arbitration; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes the ability to maintain adequate liquidity, level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of the business; the ability to continue to pay cash dividends, and the amount and timing of any cash dividends; availability of capital and ability to maintain adequate liquidity; the impact of labor problems, including labor disruptions at the Company, its joint ventures, or at one or more of its large customers or suppliers; the ability of our customers, joint venture partners and third party service providers to meet their obligations on a timely basis or at all; adverse changes in interest rates and tax laws; and the potential existence of significant deficiencies or material weakness in our internal control over financial reporting.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: the failure to obtain approval of the transaction by the stockholders of the Company and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger; risks relating to any unforeseen liabilities of Goodyear or the Company; the volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources; extensive governmental regulation; changes to tariffs or trade agreements, or the imposition of new or increased tariffs or trade restrictions, imposed on tires, raw materials or manufacturing equipment which the Company uses, including changes related to tariffs on tires, raw materials and tire manufacturing equipment imported into the U.S. from China or other countries, as well as changes to trade agreements resulting from the United Kingdom’s withdrawal from the European Union future laws and regulations or the manner in which they are interpreted and enforced; the inability to obtain and/or renew permits necessary for the operations; existing and future indebtedness may limit cash flow available; operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases; changes in credit ratings issued by nationally recognized statistical rating organizations; risks involving the acts or omissions of our joint venture partners; natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events; a disruption in, or failure of our information technology systems, including those related to cybersecurity; failure of outside contractors and/or suppliers to perform; the cost and time to implement a strategic capital project may be greater than originally anticipated; reliance on estimates of recoverable reserves; and the risks that are described from time to time in Goodyear’s and the Company’s respective reports filed with the SEC.

We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.